
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 000-51000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.
1001 Asbury Avenue
Ocean City, New Jersey 08226

US2008 1338937.1

REQUIRED INFORMATION

1.   Not applicable.

2.   Not applicable.

3.   Not applicable.

4.   The Ocean City Home Bank Savings and Investment Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financials will be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: June 7, 2010   **Ocean City Home Bank**
                                             Savings and Investment Plan

                                             /s/ Emily J. Bruley
                                             Plan Administrator